Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

WOLSELEY PLC

(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,

Reading RG7 4GA - England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1

The following documents are filed herewith:

INDEX

DOCUMENT
Exhibit 99.1	Trading Statement	July 17, 2006
Exhibit 99.2	Acquisition	July 24, 2006
Exhibit 99.3	Holding in Company	July 26, 2006
Exhibit 99.4	Board Committee Changes	July 27, 2006
Exhibit 99.5	Companies House Form 88(2)	July 10, 2006
Exhibit 99.6	Companies House Form 88(2)	July 19, 2006
Exhibit 99.7	Companies House Form 88(2)	July 21, 2006

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

Dated: August 1, 2006	By: /s/ Mark J. White
Mark J. White
Group Company Secretary and Counsel